AMENDMENT NO. 3

TO

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

SPEED COMMERCE, INC.

(Name of the Issuer)

Speed Commerce, Inc.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

639208107

(CUSIP Number of Class of Securities)

Dalton Edgecomb

Interim Chief Executive Officer

1303 East Arapaho Road, Ste. 200

Richardson, TX 75081

(214) 258-0100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

with copies to:

Winthrop & Weinstine, P.A.

225 South Sixth Street, Suite 3500

Minneapolis, Minnesota 55402

(612) 604-6400

Attention: Evan C. Sheets, Esq.

Philip T. Colton, Esq.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$950.00	$0.10

*

For purposes of calculating the filing fee only, this amount assumes the estimated aggregate cash payment of $950.00 by the Issuer in lieu of fractional shares immediately following a 1-for-16 reverse stock split of the Company’s common stock. The aggregate cash payment is equal to the product of a price of $0.01 per pre-split share and approximately 95,000 pre-split shares, the estimated aggregate number of pre-split shares resulting in fractional shares following the Reverse Split.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $950.00 and 0.0001007. Previously paid.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Speed Commerce, Inc., a Minnesota corporation (“Speed Commerce”, the “Company”, “we”, or “our”), in connection with a “going private” transaction. Our board of directors (“Board”) has approved a 1-for-16 share combination of our outstanding common stock (the ”Reverse Split”). Shareholders that would otherwise own a fraction of a share of our common stock following the Reverse Split will have such fractional shares cancelled and converted into the right to receive $0.01 per pre-split share of common stock resulting in each such fractional share (or, stated differently, each shareholder that would otherwise own a fractional share of common stock following the Reverse Split instead will have the right to receive cash equal to the resulting fraction of a share multiplied by $0.16, the value of one whole post-split share). The entire going private transaction, including the Reverse Split and the payment of cash to shareholders who would otherwise have held a fractional share after the Reverse Split, is referred to below as the “Transaction.”

The purpose of the Transaction is to reduce the number of record holders of our common stock below 300 so that we will be eligible to terminate the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In such case, we will no longer be required to file periodic reports with the Securities and Exchange Commission (the “SEC”), or be subject to the reporting or other obligations under the Exchange Act and our stock will not be traded publicly. The deregistration of our common stock will have the effect of terminating the quotation of our common stock on OTC Markets Group’s OTC Pink market.

The Company is under extreme financial distress and its projections indicate that this situation will degrade further without substantial additional restructuring initiatives, ultimately resulting in an inability to continue the Company’s operations absent additional financing which is not currently available to the Company. The cash currently available to the Company is not sufficient to support the Company’s operations other than for a limited period. As a result, the Company may be required in the near future to cease operations or explore other legal options. The value of the Company’s assets and management’s projections with respect to discounted future cash flows indicate that the Company’s value is less than the current balance of the Company’s debt. Due to financial condition and lack of remedies available to the Company, management of the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern.

In addition, as disclosed in that certain Current Report on Form 8-K filed by the Company on December 21, 2015, the Company is in default of the terms of the Amended and Restated Credit and Guaranty Agreement dated as of November 21, 2014, by and among the Company and Garrison Loan Agency Services LLC, as Administrative Agent and Collateral Agent, and the lenders from time to time party thereto (collectively, the “Lenders”), as amended (the “Credit Agreement”). The Company has not received a waiver of this default of the Credit Agreement and it is unable to cure this default.

It is not possible for the Company to effect a transaction that will allow it to repay its debt under the Credit Agreement as an alternative to the Lenders’ exercise of their rights and remedies. As disclosed in that certain Current Report on Form 8-K filed by the Company on April 16, 2015, the Company has been engaged in a process of exploring strategic alternatives, including a sale of the Company. That process resulted in the Company receiving a number of preliminary offers for it to be acquired; however, the consideration offered in each such preliminary offer was below the level of the Company’s secured debt.

The Company and the Lenders entered into a Forbearance Agreement dated December 16, 2015 (the “Forbearance Agreement”) indicating that the Company’s Lenders would refrain from exercising their respective rights or remedies under the Credit Agreement, or otherwise, in respect of this default for 45 days, or until January 30, 2016. The term of the Forbearance Agreement has since expired and the Company anticipates that the Lenders will exercise their rights and remedies under the Credit Agreement, including, but not limited to, foreclosure on the Company’s assets, in the immediate future.

Due to the Company’s financial situation, the Board determined on February 26, 2016 that the Company should enter into this Transaction. The Transaction will cause the Company’s common stock to be held by fewer than 300 record shareholders and permit the Company to deregister under the federal securities laws and convert the Company into a privately-held corporation. The principal purpose of the Transaction is to eliminate the Company’s obligations and expenses resulting from registration.

The Transaction has been authorized by the Board, after evaluating and reviewing the Transaction, pursuant to Section 302A.402, Subd. 1 of the Minnesota Business Corporation Act (“MBCA”), which permits us to authorize a share division or combination without shareholder approval in the circumstances presented in the Reverse Split.

We are authorized under the MBCA to pay the fair cash value for fractional shares resulting from the Reverse Split, provided that, pursuant to Section 302A.423, Subd. 2 of the MBCA, we may not pay money for fractional shares if that action would result in the cancellation of more than 20% of the outstanding shares of our common stock. We have made certain calculations regarding the Reverse Split relating to its effect upon our shareholder base. Based upon our review of our list of shareholders of record furnished to us by Wells Fargo Shareowner Services, the transfer agent for our common stock, as well as an analysis we have conducted taking into account information furnished to us by The Proxy Advisory Group, LLC concerning shareholders who beneficially own their stock in street name, referred to as non-objecting beneficial owners and objecting beneficial owners, we have determined that the Reverse Split will not result in the cancellation of more than 20% of the outstanding shares of our common stock.

Under the MCBA, shareholders are entitled to dissenters’ rights of appraisal in connection with the Reverse Split.

The Transaction will be conducted upon the terms and subject to the conditions set forth in our disclosure document, referred to herein as the “Disclosure Document.” The information contained in the Disclosure Document, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

Item 1. Summary Term Sheet. The information set forth in the Disclosure Document under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The information set forth in the Disclosure Document under the caption “Background—The Company” is incorporated herein by reference.

(b) Securities. The information set forth in the Disclosure Document under the caption “Background—The Company’s Securities” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Disclosure Document under the caption “Background—The Company’s Securities” is incorporated herein by reference.

(d) Dividends. The information set forth in the Disclosure Document under the caption “Background—The Company’s Securities” is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in the Disclosure Document under “Background—The Company’s Securities” is incorporated herein by reference.

(f) Prior Stock Purchases. None.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Speed Commerce, Inc. is the filing person of this Schedule 13E-3. The information set forth in the Disclosure Document under the caption “Background—The Company” is incorporated herein by reference. The names and addresses of the executive officers and directors of the Company are set forth in the Disclosure Document under the caption “Background—Management,” which is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Disclosure Document under the caption “Background—The Filing Person” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Disclosure Document under the caption “Background—Management” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Disclosure Document under the caption “Summary Term Sheet” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Disclosure Document under the captions “Summary Term Sheet—Reverse Split” and “Summary Term Sheet—Continuing Shareholders” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Disclosure Document under the caption “Special Factors—Dissenters’ Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Disclosure Document under the caption “Special Factors—Access Rights” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Disclosure Document under the caption “Special Factors—Related Party Transactions” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Disclosure Document under the caption “Special Factors—Background of the Transaction” is hereby incorporated by reference.

(c) Negotiations or Contacts. The information set forth in the Disclosure Document under the caption “Special Factors – Background of the Transaction” is hereby incorporated by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Disclosure Document under the caption “Background—Securities Ownership of Certain Beneficial Owners and Management” is hereby incorporated by reference with respect to securities held by the Company’s officers and directors.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. Any securities we obtain in the Transaction will return to the status of authorized but unissued shares of common stock.

(c) Plans. The information set forth in the Disclosure Document under the caption “Special Factors—Purpose of the Transaction” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Disclosure Document under the captions “Special Factors—Background of the Transaction” and “Special Factors—Purpose of the Transaction” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Disclosure Document under the caption “Special Factors—Alternatives to the Transaction” is incorporated herein by reference.

(c) Reasons. The information set forth in the Disclosure Document under the caption “Special Factors—Reasons for the Transaction” is incorporated herein by reference.

(d) Effects. The information set forth in the Disclosure Document under the captions “Special Factors—Effects of the Transaction” and “Federal Income Tax Consequences of the Transaction” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors—Fairness of the Transaction” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Disclosure Document under the caption “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Disclosure Document under the caption “Special Factors—Shareholder Approval” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(d) Unaffiliated Representative. None.

(e) Approval of Directors. The Transaction has been approved by a majority of the directors of the Company, including a majority of directors who are not employees of the Company. The information set forth in the Disclosure Document under the caption “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors— Fairness of the Transaction” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the captions “Special Factors—Background of Transaction,” “Special Factors— Fairness of the Transaction” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Disclosure Document under the captions “Special Factors— Fairness of the Transaction” and “Special Factors—Reports, Opinions or Appraisals” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

(c) Expenses. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Disclosure Document under the caption “Special Factors—Source and Amount of Funds” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Disclosure Document under the caption “Background—Securities Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in Going-Private Transaction. Not applicable.

(e) Recommendations of Others. Not applicable.

Item 13. Financial Statements.

(a) Financial Information. The information set forth in the Disclosure Document under the caption “Financial Information” is incorporated herein by reference.

(1)     Our audited financial statements as of and for the years ended March 31, 2014 and March 31, 2015 are hereby incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended March 31, 2015 filed with the Commission on June 15, 2015.

(2)     Our unaudited financial statements as of and for the nine months ended December 31, 2015 and December 31, 2014 are hereby incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 filed with the Commission on February 16, 2016.

(3)     Not Applicable.

(4)     The information set forth in the Disclosure Document under the caption “Financial Information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. The Company’s regularly employed management staff have participated in the organization, direction and preparation of this Schedule 13E-3 and the Disclosure Document for use in consummating the Transaction.

Item 15. Additional Information.

(a) Other Material Information. The information set forth in the Disclosure Document and each Exhibit or Appendix thereto is incorporated herein by reference.

Item 16. Exhibits.

(a)(3)	The Disclosure Document of the Company, dated as of , 2016 (filed herewith).

(a)(5)(i)

Speed Commerce, Inc. Annual Report on Form 10-K for the fiscal year ended March 31, 2015 (filed by the Company with the SEC on June 15, 2015 and incorporated herein by reference), as amended by Amendment No. 1 to Annual Report on Form 10-K/A (filed with the SEC on December 1, 2015 and incorporated herein by reference).

(a)(5)(ii)	Speed Commerce, Inc. Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 (filed by the Company with the SEC on February 16, 2016 and incorporated herein by reference).

(c)(i)	Fairness Opinion of Lake Street Capital Markets, LLC dated February 26, 2016, which is included at Annex A to the Disclosure Document, which is filed herewith as Exhibit (a)(3).

(c)(ii)	Fairness Opinion Report of Lake Street Capital Markets, LLC dated February 26, 2016, which is included at Annex A to the Disclosure Document, which is filed herewith as Exhibit (a)(3).

(f)(i)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, incorporated by reference to Exhibit A of Annex B to the disclosure document.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPEED COMMERCE, INC.

/s/ Dalton Edgecomb
	Name:	Dalton Edgecomb
Dated: March 9, 2016	Title:	Interim Chief Executive Officer